September 24, 2010

Via Edgar And Fax (202-772-9209 )

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Attention:  Phil Rothenberg

            RE:       The Jones Financial Companies, L.L.L.P.

                        Registration Statement on Form S-1

                        (Registration No. 333-167974)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Jones Financial Companies, L.L.L.P. (the “Partnership”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9 a.m., Eastern Time, on September 27, 2010, or as soon thereafter as practicable.

In addition, the Partnership hereby acknowledges that:

            The Partnership acknowledges that:

•        should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert J. Endicott at (314) 259-2447, if you have any questions or comments.  Thanks for your continued assistance.

Sincerely,

THE JONES FINANCIAL COMPANIES, L.L.L.P.

By:       /s/ James A. Tricarico, Jr.

            James A. Tricarico, Jr.

            General Counsel